SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)1

US Foods Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

912008109

(CUSIP Number)

Michael D. Adamski

Sachem Head Capital Management LP

250 West 55th Street, 34th Floor

New York, New York 10019

(212) 714-3300

Steve Wolosky

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,434,852
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,434,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,434,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,434,852
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,434,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,434,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,108,700
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,108,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,108,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		19,434,852
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

19,434,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,434,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Meredith Adler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

James J. Barber, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Jeri B. Finard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

John J. Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Bernardo V. Hees
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States, Brazil
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

David A. Toy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 912008109

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on October 7, 2021 (the “Initial 13D” and as amended and supplemented through the date of this Amendment No. 4, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of US Foods Holding Corp. (the “Issuer”). Capitalized terms not defined in this Amendment No. 4 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

Item 2.	Identity and Background.

Items 2 is hereby amended and restated to read as follows:

(a), (f) This statement is being filed by:

(i)	Sachem Head Capital Management LP, a Delaware limited partnership (“Sachem Head Capital”);

(ii)	Uncas GP LLC, a Delaware limited liability company (“SH Management”);

(iii)	Sachem Head GP LLC, a Delaware limited liability company (“Sachem Head GP”);

(iv)	Scott D. Ferguson, a citizen of the United States of America;

(v)	Meredith Adler, a citizen of the United States of America;

(vi)	James J. Barber, Jr., a citizen of the United States of America;

(vii)	Jeri B. Finard, a citizen of the United States of America;

(viii)	John J. Harris, a citizen of the United States of America;

(ix)	Bernardo V. Hees, a citizen of the United States of America and Brazil; and

(x)	David A. Toy, a citizen of the United States of America (together with Sachem Head Capital, SH Management, Sachem Head GP, Mses. Adler and Finard and Messrs. Barber, Ferguson, Harris and Hees, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing and solicitation agreement, a copy of which is filed herewith as Exhibit 99.8.

(b)       The address of the principal business and principal office of each of Sachem Head Capital, SH Management, Sachem Head GP and Scott D. Ferguson is 250 West 55th Street, 34th Floor, New York, New York 10019. The principal business address of each of Mses. Adler and Finard and Messrs. Barber, Harris, Hees and Toy are personal residences which have been retained in the files of Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019.

CUSIP No. 912008109

(c)       Sachem Head Capital’s principal business is to serve as investment advisor to certain affiliated funds, including Sachem Head LP, a Delaware limited partnership (“SH”), Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands (“SHM”), SH Sagamore Master VIII Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Sagamore Master VIII”), and SH Stony Creek Master Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Stony Creek Master” and together with SH, SHM and Sagamore Master VIII, the “Sachem Head Funds”). SH Management’s principal business is to serve as the sole general partner of Sachem Head Capital. Sachem Head GP’s principal business is to serve as the general partner of certain affiliated funds, including SH and SHM. The principal occupation of Scott D. Ferguson is to serve as the managing partner of Sachem Head Capital and the managing member of SH Management and Sachem Head GP. Ms. Adler and Messrs. Barber and Harris are currently retired from full-time employment and are engaged in charitable activities. The principal occupation of Ms. Finard is to serve as the Co-Founder and Managing Partner of Lykos Capital Partners. The principal occupation of Mr. Hees is to serve as the Executive Chairman of the board of directors for Avis Budget Group, Inc. and as a member of the board of directors of Bunge Limited. The principal occupation of Mr. Toy is to serve as the Chief Executive Officer of Heartisan Foods Inc.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated to read in full as follows:

The responses to Item 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The net investment costs (including commissions, if any) of the Common Stock and the call options on Common Stock referenced in Items 5 and 6 directly owned by the Sachem Head Funds is approximately $628,055,345. The source of funding for such transactions was derived from the respective capital of the Sachem Head Funds.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On February 15, 2022, SH (together with its affiliates, “Sachem Head”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of seven highly qualified director candidates, including Meredith Adler, James J. Barber, Jr., Scott D. Ferguson, Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy (collectively, the “Nominees”), for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2022 annual meeting of stockholders (the “Annual Meeting”).

On February 15, 2022, Sachem Head issued a public letter to the Issuer’s stockholders notifying stockholders of the nomination of the Nominees for election at the Annual Meeting and describing Sachem Head’s views concerning the opportunity for value creation at the Issuer. The full text of the letter is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

CUSIP No. 912008109

Meredith Adler served as a Senior Equity Analyst and Managing Director at Barclays plc (NYSE: BCS), a global financial services provider, from September 2008 until her retirement in July 2016. Previously, Ms. Adler served as Vice President and then Managing Director for Lehman Brothers Holdings Inc., a former global financial services firm, from 1996 to 1999 and then 1999 to 2008; Senior Vice President and then Managing Director for Chemical Banking Corporation (n/k/a JPMorgan Chase & Co. (NYSE: JPM)), once the third-largest bank in the United States, from 1994 until it merged with Chase Manhattan Corporation in 1996; Vice President of Credit Suisse First Boston, Inc., the investment banking division of Credit Suisse Group AG (NYSE: CS), from 1989 to 1994; Vice President for Salomon Brothers, Inc. a former American multinational bulge bracket investment bank, from January 1989 to April 1989; and Vice President of L.F. Rothschild, a former merchant and investment banking firm, from 1986 to 1989. Ms. Adler previously served as a member of the board of directors of Performance Food Group Company (NYSE: PFGC), one of the largest food and food service distribution companies in North America, from 2016 to November 2021. Ms. Adler received her B.A. in Religion from Boston University and her M.B.A. in Finance from New York University’s School of Business.

James J. Barber, Jr. is the former Chief Operating Officer of United Parcel Service, Inc. (“UPS”) (NYSE: UPS), one of the world’s largest package delivery companies. Mr. Barber began his career in 1985 as a package delivery driver for UPS in Atlanta, Georgia after obtaining his Finance degree from Auburn University. He then spent 30+ years at UPS holding roles of increasing responsibility within the US, followed by relocating to Europe and becoming President of UPS Europe. Mr. Barber then relocated back to the US to become President of UPS International and join the UPS Management Committee. Mr. Barber previously served as a trustee for The UPS Foundation, on the boards of UNICEF and the Folks Center for International Business at the University of South Carolina.

Scott D. Ferguson is the founder and managing partner of Sachem Head Capital Management LP, an investment management firm based in New York, which he started in 2012. Prior to starting Sachem Head Capital, Mr. Ferguson served as the first investment professional at Pershing Square Capital Management, L.P., an investment advisory firm, from 2001 to 2012. Prior to that, Mr. Ferguson served as a Vice President at American Industrial Partners LLC, a private equity firm, from 1999 to 2001, and as a business analyst at McKinsey & Company, a management consulting firm, from 1996 to 1999. Mr. Ferguson has served on the boards of directors of Elanco Animal Health Incorporated (NYSE: ELAN), an animal healthcare company, since December 2020, and Olin Corporation (NYSE: OLN), a chemical products manufacturer and distributor, since February 2020, and previously served as a director of Autodesk, Inc. (NASDAQ: ADSK), a design and engineering software company, from March 2016 to June 2017. Mr. Ferguson received his A.B. in Public Policy from Stanford University and his M.B.A. from Harvard Business School.

Jeri B. Finard currently serves as Co-Founder and Managing Partner of Lykos Capital Partners, a boutique growth equity firm providing emerging consumer brands capital and operating expertise, a position she has held since February 2018. Previously, Ms. Finard served as President and Chief Executive Officer, North America, of Godiva Chocolatier, Inc., a Belgian chocolate maker, from 2012 to 2014; Global Brand President of  Avon Products, Inc. (n/k/a Avon International) (formerly NYSE: AVN), a global beauty products company, from 2008 to 2012; and in various roles at Kraft Foods, Inc. (n/k/a Mondelēz International, Inc. (NASDAQ: MDLZ)), a multinational confectionery, food and beverage company, including as Executive Vice President and Chief Marketing Officer, from 2006 to 2007, Executive Vice President and President of the N.A. Beverages Sector Kraft Foods, from 2004 to 2006, General Manager of Kraft’s Coffee Division in 2003 and of Kraft Food’s Desserts Division, from 2000 to 2003. In connection with her role as a Managing Partner at Lykos Capital Partner, Ms. Finard currently serves as a director at each of RevAir, a company that manufactures and sells reverse-air hair dryers and straighteners, since June 2021and HEX Performance, LLC, a proprietary laundry detergent and fabric care system designed for activewear, since February 2018. She is also on the board of Raymundos Food Group, LLC, an ethnic refrigerated food company, since 2016, and serves as Board Chair at WeAre8, a media-tech platform that connects brands with consumers at scale, since January 2018. Ms. Finard previously served as a director at each of Serta Simmons Bedding, LLC, a mattress company, from 2015 to January 2020; OLLY Public Benefit Corporation, a maker of premium nutrition and wellness products, from July 2018 to June 2019; Seventh Generation, Inc., an American company that sells eco-friendly cleaning, paper, and personal care product, from 2011 to 2016; and Frontier Communications Corporation (n/k/a Frontier Communications Parent, Inc. (NASDAQ: FYBR)), an American telecommunications company, from 2005 to 2014. Ms. Finard received her B.A. in Politics from Brandeis University and her M.B.A. from Columbia Graduate School of Business.

CUSIP No. 912008109

John J. Harris served in various roles for Nestlé S.A. (OTC: NSRGY), the world's largest food and beverage company, including as Chairman and Chief Executive Officer of Nestlé Waters, S.A., from 2007 to 2013, Chief Executive Officer Nestlé Petcare Europe, Asia, Oceania and Africa, from 2005 to 2007 and Chief Executive Officer Nestlé Petcare Europe from 2002 to 2005, Chief Worldwide Integration Officer from 2001 to 2002, President Global Petcare Strategic Business Unit, from 1999 to 2001, President of Friskies Petcare Company (n/k/a/ Nestlé Purina Petcare), a former division of Nestlé, from 1997 to 1999, Senior Vice President for Nestlé S.A., Vevey of the Nestlé Worldwide Petcare Strategic Business Unit from 1997 to 1999, Vice President and General Manager of the Friskies PetCare Division from 1991 to 1997, Vice President and General Manager of the Carnation Products Division, from 1987 to 1991, and held other various positions in both the Friskies PetCare and Carnation Products divisions, including prior to the Carnation Company’s acquisition by Nestlé S.A. in 1984, from 1974 to 1987. Mr. Harris previously served as the Chairman of the board of directors of the North American Pet Food Institute. Mr. Harris is currently retired from full-time employment and serves on the boards of directors of the California State University, Northridge Foundation and the Advocates Pro Golf Association Tour. Mr. Harris received his B.A. in Political Science from California State University and his M.B.A. from the University of California, Los Angeles Anderson School of Management.

Bernardo V. Hees most recently served as partner at 3G Capital Inc., a global investment firm, from 2010 until November 2019. Mr. Hees previously served as the Chief Executive Officer of The Kraft Heinz Company (NASDAQ: KHC), one of the largest food and beverage companies in the world, from 2015 to June 2019. He served as Chief Executive Officer of H.J. Heinz Holding Corporation, from 2013 until its merger with Kraft Foods Group in 2015. Prior to that, Mr. Hees served as Chief Executive Officer of Burger King Worldwide Holdings, Inc., a global fast food restaurant chain and subsidiary of Restaurant Brands, Inc. (NYSE: QSR) (“Restaurant Brands”), from 2010 to 2013. In Brazil, Mr. Hees served in various roles for América Latina Logística, the largest full-service logistics provider in Latin America, including as Chief Executive Officer and a member of the board of directors, from 2005 to 2010, Chief Operations Officer, from 2003 to 2004, Commercial Vice President, Industrial Products, from 2002 to 2003, Chief Financial Officer, from 2000 to 2002, and Logistic Analyst, from 1998 to 2000. Mr. Hees currently serves as the Executive Chairman of the board of directors for Avis Budget Group, Inc. (NASDAQ: CAR), (“ABG”), one of the world's largest car rental providers, since July 2020, having served as Non-Executive Chairman of ABG‘s board of directors, from February 2020 to June 2020, and as a member of the board of directors of Bunge Limited (NYSE: BG), a global agribusiness and food company, since December 2019. He has also served as co-founder and co-chairman of the board of directors of HPX Corp. (NYSE: HPX), a special purpose acquisition vehicle formed for the purpose of entering into a business combination with a high quality Brazilian company, since March 2020, and as a member of the board of directors of Casa & Video, a Brazilian department store chain, since January 2020. Mr. Hees previously served on the board of directors for Burger King Inc., from 2010 to 2014. Mr. Hees received his B.S. in Economics from Pontificia Universidade Catolica do Rio de Janeiro, his M.B.A. from the Warwick Business School at Warwick University, UK, and completed the Owner/President Management Program (OPM) at Harvard Business School.

CUSIP No. 912008109

David A. Toy currently serves as the Chief Executive Officer of Heartisan Foods Inc., an omni-channel market leader in smoked, flavored, and kosher all-natural cheese, since June 2021. Previously, Mr. Toy served in numerous positions for Sauer Brands, Inc. (“Sauer Brands”), a manufacturer of food products, including as Chief Customer Steward, from August 2020 to June 2021, and President of Foodservice, from August 2019 to August 2020. Mr. Toy served as Chief Financial Officer for Diversey Inc., a provider of cleaning and hygiene products, from September 2017 to June 2018. Prior to that, he held a variety of positions at Kraft Heinz Company (NASDAQ: KHC), one of the largest food and beverage companies in the world, including as President, US Foodservice, from 2015 to April 2017, Group Vice President, North America Foodservice, from 2013 to 2015, Vice President, SAP Implementation and Transformation, from 2011 to 2013, and Vice President, Finance and Group Chief Financial Officer of Foodservice, from 2008 to 2011. Mr. Toy served in a number of roles for Lexmark International, Inc., a manufacturer of laser printers and imaging products, including as Vice President Finance, SAP Implementation, from 2007 to 2008, Group Chief Financial Officer, Inkjet Printers and Supplies, from 2004 to 2007, Director Corporate Planning, from 2002 to 2004, and Senior Manager, Finance, from 1999 to 2003. Prior to that, Mr. Toy served in various multi-functional roles at Eastman Chemical Company (NYSE: EMN), a global specialty materials company, from 1991 to 1999. Mr. Toy serves as a member of the board of directors of QBD & Minus Forty Technologies Corp., a North American designer and manufacturer of refrigerated marketing solutions, since August 2021. Mr. Toy received his B.A. in Business Economics from the College of Wooster and his M.B.A. in Management from the Owen Graduate School of Management at Vanderbilt University.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) of the Schedule 13D are hereby amended and restated to read in full as follows:

(a), (b) Sachem Head Capital, SH Management and Scott D. Ferguson may be deemed to beneficially own 19,434,852 shares of Common Stock (the “Subject Shares”), including 250,000 shares of Common Stock underlying American-style call options exercisable within the next sixty days. The Subject Shares collectively represent approximately 8.7% of the outstanding shares of Common Stock based on 222,790,642 shares of Common Stock outstanding as of November 3, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021.

Sachem Head Capital, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Sachem Head Capital, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 9,108,700 of the Subject Shares, consisting of (i) 8,995,000 shares of Common Stock and (ii) 113,700 shares of Common Stock underlying American-style call options exercisable within the next sixty days, and constituting approximately 4.1% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head Capital and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

As of the date hereof, none of the Nominees, other than Mr. Ferguson, beneficially owns any shares of Common Stock.

(c) Except as set forth in Exhibit 99.6, which is incorporated herein by reference, there were no transactions in the Common Stock that were effected during the past sixty days by the Nominees or by certain of the Reporting Persons for the benefit of the Sachem Head Funds.

CUSIP No. 912008109

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On February 14, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) pursuant to which, among other things, the Reporting Persons agreed to solicit proxies for the election of the Nominees to the Board at the Annual Meeting and that Sachem Head Capital and certain of its affiliates would bear all expenses incurred in connection with the Reporting Persons’ activities. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

Sachem Head Capital has entered into an Engagement and Indemnification Agreement with each of the Nominees (other than Messrs. Hees and Ferguson) (each, a “Nominee Agreement” and collectively, the “Nominee Agreements”) pursuant to which Sachem Head Capital agreed to pay each Nominee $50,000 upon the mutual execution of the Nominee Agreement by the Nominee and Sachem Head Capital and, if the Nominee serves on Sachem Head Capital’s slate of nominees for election at the Annual Meeting and does not withdraw, an additional $50,000 upon the earlier to occur of (i) the Nominee’s election to the Board by the Issuer’s stockholders, (ii) the Nominee’s appointment to the Board pursuant to an agreement between the Issuer and Sachem Head Capital (an “Agreed Settlement”) or (iii) the Nominee not being elected as a director of the Issuer following the conclusion of Sachem Head Capital’s solicitation of proxies to elect the Nominees. A form of the Nominee Agreement is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

As previously disclosed, Mr. Hees agreed to serve as an advisor to the Reporting Persons and as a potential director nominee. In connection with such agreement, Sachem Head Capital entered into a separate Engagement and Indemnification Agreement with Mr. Hees (the “Hees Agreement”) pursuant to which Sachem Head Capital agreed to pay Mr. Hees an initial payment (the “Tranche One Payment”) if Mr. Hees serves as a Nominee, which payment would vest on the earliest to occur of (i) Mr. Hees’ election to the Board, (ii) Mr. Hees’ appointment to the Board in connection with an Agreed Settlement or (iii) the date which is five (5) business days after the date of the Annual Meeting in the event Mr. Hees has not been elected or appointed to the Board pursuant to an Agreed Settlement.  The Tranche One Payment is defined in the Hees Agreement to mean the amount obtained by multiplying (i) the product of (x) the average of the selling prices of the Company’s shares of Common Stock during the five-day period beginning on May 10, 2021, weighted based on the volume of trading of the Company’s shares of Common Stock on each trading day during such period (the “Tranche One Initial Value”) by (y) 50,000, and (ii) a quotient (expressed as a percentage) of (x) the average of the selling prices of the Company’s shares of Common Stock beginning on November 16, 2023 and ending on December 15, 2023, weighted based on the volume of trading of the Company’s shares of Common Stock on each trading day during such period (the “End Value”) minus the Tranche One Initial Value over (y) the Tranche One Initial Value. Sachem Head agreed to pay Mr. Hees a second payment (the “Tranche Two Payment”) if Mr. Hees commenced service on the Board following (i) Mr. Hees’ appointment by the Company to the Board in connection with an Agreed Settlement or (ii) Mr. Hees’ election to the Board as a Nominee at the Annual Meeting, which payment would vest on December 15, 2023, subject to certain exceptions for Mr. Hees’ earlier resignation from the Board or refusal to serve or stand for re-election thereto or the termination of the Hees Agreement for cause.  The Tranche Two Payment is defined in the Hees Agreement to mean the amount obtained by multiplying (i) $10 million by (ii) a quotient (expressed as a percentage) of (x) the End Value minus $50 (the “Tranche Two Initial Value”), over (y) the Tranche Two Initial Value. The Hees Agreement is attached hereto as Exhibit 99.10 and is incorporated herein by reference.

CUSIP No. 912008109

Pursuant to the each of the Nominee Agreements and the Hees Agreement, Sachem Head Capital agreed to indemnify each Nominee (other than Mr. Ferguson) against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related matters; provided that the indemnification obligations provided thereunder will not apply to any event or occurrence relating to or directly or indirectly arising out of the Nominee’s service as a director of the Issuer, if elected.

The Sachem Head Funds are no longer parties to any Cash Settled Swaps.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*

99.2	Trading data.*

99.3	Trading data.*

99.4	Trading data.*

99.5	Trading data.*

99.6	Trading data.

99.7	Letter to the Stockholders of the Issuer.

99.8	Joint Filing and Solicitation Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.

99.9	Form of Engagement and Indemnification Agreement.

99.10	Engagement and Indemnification Agreement, by Sachem Head Capital Management LP and Bernardo V. Hees.

99.11	Powers of Attorney.

* Previously filed.

CUSIP No. 912008109

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2022

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson Individually and as attorney-in-fact for Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.

CUSIP No. 912008109

SCHEDULE 13D

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
Exhibit 99.2	Trading data.*
Exhibit 99.3 Exhibit 99.4 Exhibit 99.5 Exhibit 99.6 Exhibit 99.7	Trading data.* Trading data.* Trading data.* Trading data. Letter to the Stockholders of the Issuer.
Exhibit 99.8

Joint Filing and Solicitation Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.

Exhibit 99.9 Exhibit 99.10	Form of Engagement and Indemnification Agreement. Engagement and Indemnification Agreement, by Sachem Head Capital Management LP and Bernardo V. Hees.

Exhibit 99.11	Powers of Attorney.

* Previously filed.